Exhibit 99.1

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Toronto, Ontario – May 1, 2015: It is with regret that Caledonia Mining Corporation (“Caledonia”) confirms that an accident took place on the evening of April 30 at GG, one of Blanket Mine’s satellite exploration properties, as a result of which a contractor was killed.

The contractor who was killed fell from a ladder whilst he was climbing up from the bottom of the shaft after a brief power outage.

The authorities have been informed. Blanket Mine will provide all the necessary assistance to the Ministry of Mines Inspectorate Department in its enquiry into this incident. Until such a time as the outcome of this enquiry has been reached, no further details can be released.

The Directors and Management of Caledonia and Blanket express their sincere condolences to the family and colleagues of the deceased.

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis John Prior/Paul Gillam/ James Black Tel: +44 20 7260 1000

Blytheweigh Halimah Hussain/Megan Ray Tel: +44 20 7138 3204	WH Ireland Adrian Hadden/James Bavister Tel: +44 20 7220 1751